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                                                                   Exhibit 9(c)

                                     [LOGO]

                              AEROSTRUCTURES, INC.
                200A EXECUTIVE DRIVE * EDGEWOOD, NEW YORK 11717
                      (516) 586-5200 * FAX (516) 586-5814

FOR IMMEDIATE RELEASE         CONTACT: EDWARD J. FRED
                                       CONTROLLER
                                       (516) 586-5200

                                       STANLEY WUNDERLICH
                                       CORPORATE DEVELOPMENT
                                       CONSULTANT
                                       (800) 625-2236

CPI AEROSTRUCTURES SIGNS LETTER OF INTENT TO ACQUIRE PRECISION MACHINING AND ASSEMBLY MANUFACTURER WITH 1996 REVENUES IN EXCESS OF $13 MILLION.

Edgewood, N.Y. (June 3, 1997 - CPI Aerostructures, Inc. (NASDAQ Symbol: CPIA) today announced that it has signed a letter of intent to acquire a privately owned precision machining and assembly manufacturer, servicing the electronics industry, including computer and microwave device manufacturers, as well as the materials handling, aerospace and banking industries. For the fiscal year ending December 31, 1996, the private company had unaudited revenues of approximately $13.7 million with a high gross profit margin. The Company said the purchase will be an all cash transaction, which will be non-dilutive to current shareholders but did not disclose any additional terms and conditions of the agreement.

Commenting on the letter of intent, CPI's CEO Arthur August said "This transaction fits very well with CPI's management capabilites and technical strengths, and also diversifies CPI into fast growing businesses such as the semiconductor, electronic banking and automated electronics industries. The proposed acquisition has a very prestigious customer base servicing several Fortune 500 companies. We feel confident the acquisition will have a positive impact on 1997 earnings and significally increase CPI's revenues and earnings in the coming years."

CPI anticipates closing this transaction during the third quarter of 1997, subject to the audit of the financial statements, due-diligence, financing and other customery conditions.

The above statements discussed in this release include forward looking statements that involve risks and uncertainties, including the timely delivery and acceptance of the Company's products and the other risks detailed from time to time in the Company's SEC reports.

Founded in 1980, CPI Aerostructures, Inc. produces structural aircraft parts and sub-assemblies for the commercial and military sector of the aircraft industry. The Company's operations consist primarily of incorporating component aircraft parts into complex sub-assemblies to satisfy specific customer requirements and precise certification standards.